April 7, 2026

Zack Arnold
President & Chief Executive Officer
Infinity Natural Resources, Inc.
2605 Cranberry Square
Morgantown, West Virginia 26508

       Re: Infinity Natural Resources, Inc.
           Registration Statement on Form S-3
           Filed April 1, 2026
           File No. 333-294821
Dear Zack Arnold:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Laura Nicholson at 202-551-3584 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:    Michael Rigdon